CHINA DIRECT INDUSTRIES, INC.
431 FAIRWAY DRIVE
Suite 200
Deerfield Beach, Florida 33441

telephone (954) 363-7333
telecopier (954) 363-7320
email: laz.rothstein@cdii.net
June 7, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	H. Roger Schwall, Assistant Director
Jenifer Gallagher
Karl Hiller, Branch Chief
Paker Morrill
Laura Nicholson

Re:	China Direct Industries, Inc.
Form 10-K and 10-K/A for the fiscal year ended September 30, 2010
Form 10-Q for the quarterly period ended December 31, 2010 and March 31, 2011
Response letter dated April 15, 2011
File No. 001-33694

Ladies and Gentlemen:

This letter will confirm my conversation with Jenifer Gallagher this morning. Ms. Gallagher agreed to allow China Direct Industries, Inc. (the “Company”) an additional ten (10) business days to submit a response to the staff’s comment letter dated May 23, 2011.  Based on this extension, the Company will submit its response to the staff’s comments no later than June 21, 2011.

If you have any questions regarding this letter, please feel free to contact me.

Sincerely,

/s/ Lazarus Rothstein
Lazarus Rothstein, Executive Vice President & General Counsel

cc:	Dr. James (Yuejian) Wang, CEO
Andrew X. Wang, CFO